

March 14, 2014

Via Email

Todd Tappin
Chief Operating Officer and Chief Financial Officer
The Rubicon Project, Inc.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

> **Re: The Rubicon Project, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 4, 2014**
> **File No. 333-193739**

Dear Mr. Tappin:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2011, 2012 and 2013, page 70

1.   Please revise to quantify the amount of revenue increase attributable to the increase in average CPM and the amount that was offset by the decrease in paid impressions during fiscal year 2013 compared to fiscal year 2012. Also revise your disclosures to clarify that the increase in revenue is based on your share of the CPM after consideration of the take rate. We refer you to III.D of SEC Release No. 33-6835.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 82

2.   We note that on March 3, 2014, you approved the issuance of approximately 4.4 million shares of Class A common stock as restricted stock awards and options to purchase 1.0 million shares of Class A common stock. Please revise to include the expected impact the additional grants will have on your financial statements. Provide

similar disclosure in your Note 18 – Subsequent Events Page F-36. We refer you to ASC 855-10-50-2. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Stewart L. McDowell
        Gibson, Dunn & Crutcher LLP